Exhibit 99.1

CIBC Releases Revised Supplementary Financial Information

TORONTO, Feb. 12, 2016 /CNW/ - CIBC (TSX: CM) (NYSE: CM) released today an abridged Supplementary Financial Information package for the period ending October 31, 2015, reflecting a number of changes that will be adopted beginning in the first quarter of 2016.

While these changes impact the results of our strategic business units (SBUs), there is no impact on consolidated net income. The changes are as follows:

1.	Redefinition of client segmentation within the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively. This resulted in the transfer of client accounts between these lines of business. These changes reinforce our client-focused strategy, and result in a greater degree of industry specialization and expertise, while providing enhanced client coverage.
2.	The transfer pricing methodology used by treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.
3.	Within Capital Markets, equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, is now reported entirely within the corporate and investment banking line of business.
4.	Within Wealth Management, the wealth advisory services business previously reported in the asset management line of business was transferred to the retail brokerage line of business. In addition, an "other" line of business was established to include the results of American Century Investments, previously reported in the asset management line of business.

The affected pages of the Supplementary Financial Information are available for download at https://www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

SOURCE CIBC - Investor Relations

%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 08:00e 12-FEB-16